MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail:	ross.hansen@cunamutual.com

March 29, 2018

VIA EDGAR

Ms. Elisabeth Bentzinger, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MEMBERS Life Insurance Company
Initial Registration Statement on
Form S-1
File No. 333-222172

Dear Ms. Bentzinger:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are providing responses to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to counsel for the Company dated February 15, 2018. We are transmitting this response letter in anticipation of filing with the Commission Pre-Effective Amendment No. 1 to the above-referenced Form S-1 Registration Statement (the “Amendment”) for certain single premium deferred annuity contracts (the “Contracts”) under the Securities Act of 1933, as amended (the “1933 Act”).

The Amendment will incorporate changes made in response to comments raised by the Staff and include information necessary to complete the registration statement, such as financial statements. For the Staff’s convenience, each of the comments is set forth in full below, followed by the response.

General

1.
Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response:      The Company acknowledges the Staff’s comment and confirms that all missing information, including financial statements, exhibits, and other required information will be filed with the Amendment.

2.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response:      There are no guarantees or support agreements with third parties to support any of the Contract features or benefits. The Company is solely responsible for the benefits and features associated with the Contract.

3.	In the table captioned Calculation of Registration Fee on the facing sheet, please clarify that the title of securities to be registered is a single premium deferred indexed annuity contract.

Ms. Bentzinger
March 29, 2018

Response:      The Company has revised the table captioned Calculation of Registration Fee on the facing sheet to provide that the securities to be registered are single premium deferred indexed annuity contracts.

Cover Page

4.
Please state that index-linked annuity contracts are complex insurance and investment vehicles, and that an investor should speak with a financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives.

Response: The Company has added the disclosure recommended by the Staff.

5.	Please disclose that the prospectus describes all material rights and obligations of purchasers under the Contract, including all state variations.

Response:      The Company has added the following disclosure as the last sentence to the first paragraph of the Cover Page of the Prospectus in response to the Staff comment: “This Prospectus describes all material rights and obligations of Owners, including all state variations.”

6.
In the second paragraph, please state that the Index Interest Rate Floors for the Secure Account and Growth Account are 0% and -10%, respectively. Please explain that the Floor places a limit on the negative performance of the Index, and therefore the amount that may be deducted from the Owner’s investment in a Risk Control Account.

Response: The Company has added the disclosure recommended by the Staff.

Please also state that the Index Interest Rate Cap for either Risk Control Account will never be less than 1.0%. Please explain that the Cap places a limit on any positive performance of the Index, and therefore the amount that may be credited to the Owner’s investment in a Risk Control Account.

Response: The Company has added the disclosure recommended by the Staff.

7.	In the fourth paragraph, please state that the maximum withdrawal charge is 9%.

Response: The Company has added the disclosure recommended by the Staff.

8.	Please ensure that the cross-reference in the fifth paragraph to the page number for the section describing the risks associated with the Contract is to the “Risk Factors” section of the prospectus.

Response:       In response to the Staff comment, the Company modified the cross-reference in the fifth paragraph to refer to the “Risk Factors” section of the prospectus and corresponding page number for that section.

Glossary (pp. 1-3)

9.
In accordance with plain English principles, please avoid defining terms unnecessarily. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that the term Market Value Adjustment Index (Indices) is

Ms. Bentzinger
March 29, 2018

not used anywhere in the prospectus other than when describing the MVA Formula on page 20. Moreover, the term “Surrender Charge Period” is only used once in the prospectus, and is synonymous with the Initial Index Period. “Contract Issue Date” and “Issue Date” also appear to be synonymous. Please delete such terms from the Glossary or revise your disclosure in the prospectus, as appropriate.

Response: The Company has removed the terms Market Value Adjustment Index, Surrender Charge Period and Issue Date from the Glossary as requested by the Staff.

10.
In the Index Interest Rate Floor definition, please revise the statement that the Index Interest Rate Floors for the Secure Account and Growth Account are “currently” 0% and -10%, respectively, as these percentages are guaranteed for the life of the Contract.

Response:       In response to the Staff Comment, the Company removed the term “currently” from the Index Interest Rate Floor definition. However, the Company notes that it may establish different index floors for new Contracts in the future.

Highlights – How Your Contract Works (pp. 4-6)

11.
The disclosure in the first paragraph of the “Allocation Options” discussion states that for Contracts sold in the state of California, the Owner must annuitize or surrender the Contract after the Initial Index Period ends. Please disclose that a surrender of the Contract will be subject to income tax and may be subject to a 10% federal tax penalty. Further, please provide this information concerning California purchasers on the cover page of the prospectus or in a prospectus supplement that accompanies the prospectus. Please also explain supplementally how the Company determined that sales of the Contract in California are appropriate since the Contract is designed as a long-term investment, as noted on the cover page and in the Risk Factors discussion.

Response: The Company has added the disclosure recommended by the Staff.

Even with the limitations imposed on Contracts sold in the state of California by the California Insurance Department, sales of the Contract in California are appropriate. The average age of a purchaser of the Contract in California is approximately age 58. Owners who purchase the Contract at age 58 would not be subject to penalty taxes if they surrendered their Contract at the end of the Initial Index Period rather than exchanging the Contract for a new annuity contract. A five to ten-year investment horizon may also fit within such an Owner’s time horizon until retirement. An Owner, who is at or nearing retirement age, may place great value on the Index Interest Rate Floors because they help protect Contract Value, retirement dollars, from all or a portion negative Index Performance while providing an opportunity for gains resulting from positive Index performance. We note that the Contracts are sold by representatives of broker-dealers registered with the Financial Industry Regulatory Authority (“FINRA”), which representatives are also registered and licensed with FINRA. As such, all sales of the Contracts are subject to FINRA suitability and sales practices standards and guidelines.

12.
Please reconcile the disclosure on page 6 of the prospectus, which states that an Owner may change the allocation of Contract Value between Risk Control Accounts without limit, with the disclosure on page 12 of the prospectus, which states that an Owner may change the allocation of Contract Value between Risk Control Accounts once each Contract Year.

Ms. Bentzinger
March 29, 2018

Response:       In response to the Staff comment, the Company replaced the subject disclosure in the first two sentences of the second paragraph in “Rebalancing/Reallocation” section on page 6 of the prospectus with the following: “You may change your allocation of Contract Value between Risk Control Accounts once each Contract Year for the life of the Contract.”

13.
When discussing the withdrawal options under the Contract, please disclose the maximum Surrender Charge as well as the federal income tax and tax penalties that may be imposed at the time of redemption. Please state that withdrawals will reduce the death benefit.

Response: The Company has added the disclosure recommended by the Staff to the “Withdrawal Options” section of the prospectus.

Highlights – Risk Factors (pp. 8-9)

14.
Please provide a separate risk factor addressing the risk of loss of principal. Please clearly state that an investment in the Growth Account could result in a loss of the Purchase Payment and previously credited interest. Please also state that amounts withdrawn or surrendered from either Risk Control Account during the Initial Index Period could result in a loss of the Purchase Payment and previously credited interest even if index performance has been positive, due to the imposition of Surrender Charges and the MVA.

Response: The Company has added the disclosure recommended by the Staff.

15.	With respect to Index Interest Crediting Risk, please clarify that if the Company credits negative Credited Index Interest, the Contract Value allocated to the Growth Account will decline.

Response:       The Company modified the disclosure in the risk factor entitled “Index Interest Crediting Risk” to provide that crediting negative Credited Index Interest will cause Contract Value allocated to the Growth Account to decline.

16.
When describing the risks associated with eliminating or substituting an Index, please revise the last sentence of the first paragraph to clarify that a surrender of the Contract may also be subject to taxes and tax penalties. If true, please disclose that an Index could be substituted in the middle of an index period, and describe how the Company would recalculate the index performance (e.g., recalculate from the beginning of the period using the newly substituted Index). Please also identify the circumstances under which the Index may be substituted in the middle of the index period (e.g., the Index is discontinued).

Response:      The Company has added the disclosure recommended by the Staff in response to the first two parts of comment 16. With respect to the last part of comment 16, the Company notes that the subject paragraph currently discloses the circumstances under which an Index would be substituted.

17.
Please state that the Index does not reflect dividends paid on the stocks comprising the Index, and, therefore, the calculation of Index Performance under the Contract does not reflect the full investment performance of the underlying securities.

Ms. Bentzinger
March 29, 2018

Response:       The Company has added the disclosure recommended by the Staff to the end of the third paragraph under “Risk That We May Eliminate or Substitute an Index” in the “Risk Factors” section of the prospectus.

Getting Started – The Accumulation Period (pp. 10-11)

18.
In the first paragraph, please revise the disclosure to clarify that all material features and benefits of the Contract, including differences due to state variations, are disclosed in the prospectus. Please make corresponding changes throughout the prospectus.

Response:       The Company has modified the disclosure in the first paragraph under “Getting Started – the Accumulation Period” as recommended by the Staff and disclosed material state variations in appropriate sections of the prospectus.

Risk Control Accounts – Interest Rate Calculation Methodology (p. 14)

19.
Please disclose that, because the Company relies on a single point in time to calculate indexed interest, an owner may experience negative or flat Index performance even if the Index has experienced gains through some, or most, of the index period. Please also disclose this in a prominent manner in the “Highlights” section of the prospectus.

Response: The Company has added the disclosure recommended by the Staff.

Risk Control Accounts – Adjusted Index Value (pp. 14-15)

20.	Please consider using “Closing Index Value” rather than “Unadjusted Index Value” in accordance with plain English principles.

Response: The Company has replaced the term “Unadjusted Index Value” with “Closing Index Value” in the Glossary and throughout the prospectus as recommended by the Staff.

Market Value Adjustment (“MVA”) – Application and Waiver (pp. 19-20)

21.	Please make clear that the MVA will not be imposed at the time Contract Value is applied to an Income Payout Option.

Response: The Company has added disclosure noting that the MVA will not be imposed at the time Contract Value is applied to an Income Payment Option.

Market Value Adjustment (“MVA”) – MVA Formula (p. 20)

22.
When describing how “I” and “J” will be determined if there is no corresponding maturity of the Constant Maturity Treasury Rate, please reconcile the statement in the formula that the linear interpolation of the Index with maturities closest to N will be used with the statement in the narrative following the formula that the linear interpolation between declared Constant Maturity rates will be used.

Ms. Bentzinger
March 29, 2018

Response:       The Company has reconciled the subject disclosure as recommended by the Staff.

Fees and Charges – Surrender Charge (pp. 21-22)

23.	In the first paragraph, please clarify that Surrender Charge is imposed upon surrender during the Initial Index Period (i.e., not the Accumulation Period).

Response: The Company has revised the disclosure to clarify that the Surrender Charge may be imposed upon a surrender or partial withdrawal during the Initial Index Period.

24.	Please make clear that the Surrender Charge will not be assessed at the time Contract Value is applied to an Income Payout Option.

Response: The Company has added disclosure noting that the Surrender Charge will not be assessed at the time Contract Value is applied to an Income Payout Option.

Access to Your Money – Free Annual Withdrawal Amount (p. 23)

25.	Please clarify in the disclosure whether the Annual Free Withdrawal Amount is subtracted from full surrenders for purposes of calculating Surrender Charges and the MVA.

Response:       The Company has revised the disclosure to note that the free annual withdrawal amount is deducted from the Contract Value before calculating Surrender Charges and the MVA in the event of a full surrender or a partial withdrawal.

26.	Please move the third paragraph of this section to the partial withdrawals discussion that precedes this section.

Response:       The Company has moved the third paragraph in the “Access to Your Money – Free Annual Withdrawal Amount” section of the prospectus to the preceding “Access to Your Money – Partial Withdrawals” section as requested by the Staff.

Access to Your Money – Waiver of Surrender Charges (pp. 23-24)

27.
In accordance with plain English principles, please revise the last paragraph to clarify what is meant by the statement that the Company does not pro-rate Credited Index Interest, the Index Interest Rate Floor, or the Index Interest Rate Cap in the event of the death of the Owner during or after the Initial Index Period. Please make clear how this disclosure relates to the waiver of the surrender charge. Please also make corresponding changes on page 24 (Right to Defer Payments) and page 25 (Death of the Owner) of the prospectus.

Response:       The Company has clarified the disclosure in the “Note” as requested by the Staff and made conforming changes to the “Right to Defer Payments” and the “Death Benefit” sections of the prospectus.

Access to Your Money – Bailout Provision (p. 25)

28.	There are two Risk Control Accounts under the Contract – the Secure Account and the Growth Account. Accordingly, please clarify the first sentence of the first paragraph, which states that the

Ms. Bentzinger
March 29, 2018

Company will set a single bailout rate for all Risk Control Accounts under the Secure Account option and single bailout rate for all Risk Control Accounts under the Growth Account option.

Response:       The Company has clarified the subject disclosure to provide that the Company will set a separate bailout rate for each Risk Control Account. A bailout rate will apply to the Secure Account option and separate bailout rate will apply to the Growth Account option.

Death Benefit – Death of the Owner (pp. 25-26)

29.	Please disclose the consequences of one or more Beneficiaries not electing a payment method within 60 days after receipt of Due Proof of Death.

Response:       In response to the Staff comment, the Company added disclosure as recommended by the Staff indicating that if no payment option is elected the proceeds will be paid in a single lump sum payment.

Income Payments – The Payout Period - Terms of Income Payments (p. 27)

30.
In the second paragraph, please clarify the payout option to be applied if “otherwise required by the Internal Revenue Code.” Alternatively, remove this paragraph as it is redundant with the fifth paragraph in the section titled “Election of an Income Payout Option.”

Response: The Company modified the disclosure as recommended by the Staff by eliminating the language “or we are otherwise required by the Internal Revenue Code”.

Income Payment Options – Options (p. 28)

31.
The Option 2 – Life Income Option – Guaranteed Period Certain offers a guaranteed period of 0 years (life income only). Please disclose that if this option is selected, there is the possibility of receiving no annuity payments if the Annuitant dies before the date the first income payment is scheduled to be made. If applicable, please provide corresponding disclosure with respect to Option 3 – Joint and Last Survivor Life Income Option – Guaranteed Period Certain.

Response:       The Company added additional disclosure to Option 2 as recommended by the Staff and changed the title of Option 3 to reflect that the Joint and Survivor Option has a 10-year period certain guarantee.

PART II

32.	Please correct the dating of the signature page to reflect the date the attorney-in-fact signed the registration statement, and not the date the powers of attorney were granted.

Response: The Company notes that the dating of the signature page to the Amendment will reflect the date the attorney-in-fact signed the Amendment.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Ms. Bentzinger
March 29, 2018

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response: The Company acknowledges the Staff comment.

* * * * *

We believe that the Amendment is complete and responds to all Staff comments. We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 608-665-7416, or our counsel Thomas Bisset at 202-383-0118. We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely

/s/ Ross Hansen

Ross Hansen

Enclosures

cc:  Thomas Bisset

Calculation of Registration Fee
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Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering Price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Single Premium Deferred Indexed Annuity Contract	*	*	$2 billion	$249,000.00
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*      The maximum aggregate offering price is estimated solely for the purposes of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable since these securities are not issued in predetermined amounts or units.

Pursuant to Rule 415(a)(6) under the Securities Act, the securities registered pursuant to this Registration Statement include unsold securities previously registered for sale pursuant to Registrant’s Registration Statement on Form S-1 (File No. 333-210491), which was filed initially on March 30, 2016 as updated by a post-effective amendment on March 31, 2017 which was declared effective on April 28, 2017 (“Registration Statement No. 1”). Registration Statement No. 1 registered securities of the Registrant with a maximum aggregate offering price of $1,000,000,000 of which approximately $___________ of such securities registered on Registration Statement No. 1 remain unsold. The unsold securities from Registration Statement No. 1 (and associated filing fees paid) are being carried forward to this Registration Statement. Pursuant to Rule 415 (a)(6), the offering of unsold securities under the prior Registration Statements will be deemed terminated as of the date of effectiveness of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

MEMBERS® Zone Annuity

Issued by:
MEMBERS Life Insurance Company
2000 Heritage Way
Waverly, Iowa 50677

Telephone number: 800-798-5500
Offered Through: CUNA Brokerage Services, Inc.

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This Prospectus describes the MEMBERS® Zone Annuity, an individual or joint owned, single premium deferred index annuity contract (the “Contract”) issued by MEMBERS Life Insurance Company (the “Company”, “we”, “us”, or “our”). The Contract is designed for individuals, corporations, financial institutions, trusts, and certain retirement plans that qualify for special federal income tax treatment, as well as those that do not qualify for such treatment. The Contract offers you the ability to allocate your monies among two interest crediting options, accumulate interest earnings under the Contract and receive income payments. The Contract is not an investment in the stock market or in any securities index. Index-linked annuity contracts are complex insurance and investment vehicles. You should speak with a financial professional about the Contract’s features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. This Prospectus describes all material rights and obligations of Owners, including all state variations.

You may purchase the Contract with a single Purchase Payment that is at least $5,000. You may allocate your Purchase Payment among two options – the Secure Account and the Growth Account (the “Risk Control Accounts”). For each Risk Control Account, we credit interest based in part on the performance of the S&P 500 Price Index (the “Index”) over a one-year period. The Secure Account and the Growth Account have Index Interest Rate Floors of 0% and -10%, respectively. These floors place a limit on the negative performance of the Index and therefore the amount that can be deducted from the Owner’s investment in a Risk Control Account. The Secure Account and the Growth Account also have Index Interest Rate Caps. The Index Interest Rate Caps place a limit on the positive performance of an Index, and therefore limit the amount of Index Interest that can be credited to an Owner’s investment in a Risk Control Account. The Index Interest Rate Cap will never be less than 1% for either Risk Control Account. We hold reserves for Index Interest Rate Floor and Cap guarantees for amounts allocated to each Risk Control Account in a separate account (the “Separate Account”). Our General Account assets are also available to meet the guarantees under the Contract as well as our other general obligations. The guarantees in this Contract are subject to the Company’s financial strength and claims-paying ability.

We may offer additional Risk Control Accounts in the future. Not all Risk Control Accounts may be available in all markets where we offer the Contract. Contracts sold in the state of California must be surrendered or annuitized at the end of the Initial Index Period.

If you surrender your Contract or take a partial withdrawal during the Initial Index Period, we will apply a Surrender Charge and a Market Value Adjustment (“MVA”) to the amount being surrendered or withdrawn that is in excess of the free annual withdrawal amount unless you qualify for the Nursing Home or Hospital waiver or terminal illness waiver, described in the Prospectus. See “fees and charges” on page __, “market value adjustment” on page __ and “access to your money” on page __. The maximum Surrender Charge is 9% of the amount surrendered or withdrawn that is in excess of the free annual withdrawal amount. The MVA may be either positive or negative, which means the MVA may increase or decrease the amount you receive upon surrender or partial withdrawal.
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There are risks associated with the Contract. These risks include liquidity risks, investment risks, market risks, company risks, and interest rate risks. Also, Surrender Charges and an MVA may apply for a number of years, so that the Contract should only be purchased for the long-term. Under some circumstances, you may receive less than your Purchase Payment under the Contract. In addition, partial withdrawals and surrenders will be subject to income tax and may be subject to a 10% Internal Revenue Service (“IRS”) penalty tax if taken

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before age 59½. Accordingly, you should carefully consider your income and liquidity needs before purchasing a Contract. It is also possible that you will not earn any interest in the Risk Control Accounts. Additional information about these risks appears under “Risk Factors” on page __, “access to your money” on page __, and “federal income tax matters” on page __.
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Please note that you could lose significantly more than 10% of your investment in the Contract. For example, if you invested $10,000 in the Contract and allocated your investment to the Growth Account and the Index then declined by 10% or more in each of three consecutive years, your investment in the Contract at the end of the third year would be equal to $7,290. If you surrendered the Contract at the end of that third year, you would pay a Surrender Charge equal to 8% of your investment or $525 which would leave you with $6,765. That amount would be reduced further if a negative MVA applied. In addition, if you were age 59½ or younger at the time of surrender, a ten percent tax penalty of $677 would apply and would reduce the amount you would have from the Contract to $6,088. This example, however, does not take into account your ability to allocate some or all of your initial investment to the Secure Account which has a floor that protects amounts allocated to that Account from declines in the Index. The example also does not take into account your ability to transfer some or all of your investment to the Secure Account after the first and second year.

The Contract is offered through CUNA Brokerage Services, Inc. (“CBSI”), which is the principal underwriter. The principal underwriter is not required to sell any specific number or dollar amount of Contracts but will use its best efforts to sell the Contracts. There are no arrangements to place funds in an escrow, trust, or similar account. This is a continuous offering.

This Prospectus provides important information you should know before investing. Please keep the Prospectus for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

An investment in this Contract is not a bank deposit and is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.

The date of this Prospectus is May 1, 2018

glossary

We have tried to make this Prospectus as understandable as possible. However, in explaining how the Contract works, we have had to use certain terms that have special meanings. We define these terms below.

Accumulation Period – The Accumulation Period is the period of time that: (a) begins on the Contract Issue Date as stated on your contract data page; and (b) continues until the Payout Date, unless the Contract is terminated.

Adjusted Index Value – The Initial Index Value adjusted for the Index Interest Rate Cap or Index Interest Rate Floor for the current Contract Year.

Administrative Office – MEMBERS Life Insurance Company, 2000 Heritage Way, Waverly, Iowa 50677. Phone: 1-800-798-5500.

Age – Age as of last birthday.

Annuitant (joint annuitant) – The natural person(s) whose life (or lives) determines the amount of annuity payments under the Contract.

Automatic Rebalance Program – A program to automatically transfer values between the Risk Control Accounts to achieve the balance of Contract Value equal to the allocation percentages you requested. The Automatic Rebalance Program is only in effect during the Initial Index Period.

Bailout Provision – If the Index Interest Rate Cap for your Risk Control Account is set below the bailout rate prominently displayed on your contract data page attached to the front of the cover page of the Contract, the Bailout Provision allows you to make a withdrawal of some or all of the Contract Value attributable to that Risk Control Account without a Surrender Charge and without any MVA during the Initial Index Period.

Beneficiary – The person(s) (or entity) you named to receive proceeds payable due to the death of the Owner. Before the Payout Date, if no Beneficiary survives the Owner, we will pay the Death Benefit proceeds to the Owner’s estate.

Business Day – Any day both the Company and the New York Stock Exchange are open for business. The Company will be closed on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. We are closed on the day itself if those days fall Monday through Friday, the day immediately preceding if those days fall on a Saturday, and the day immediately following if those days fall on a Sunday.

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Closing Index Value – The closing value of the Index on a date on which we calculated Index Interest. If the closing value of the Index is not published on that date, we will use the closing value of the Index from the next day on which the closing value of the Index is published.
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Company – MEMBERS Life Insurance Company; also referred to as “we”, “our” and “us”.

Contingent Owner – A contingent owner assumes control of the Contract and becomes the new Owner if the original Owner(s) dies before the Annuitant.

Contract – The MEMBERS Zone Annuity, an individual or joint owned, single premium deferred annuity contract issued by MEMBERS Life Insurance Company.

Contract Anniversary – The same day and month as the Contract Issue Date for each year the Contract remains in force.

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Contract Issue Date – The date from which Contract Years and Contract Anniversaries are determined. The Contract Issue Date is shown on your contract data page. Contracts are only issued on the 10th and 25th of each month, unless those days fall on a non-Business Day. In that case, we would issue the Contract on the next Business Day. See Business Day definition for more details.
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Contract Value – The current value of your annuity as provided under this Contract during the Accumulation Period. Contract Value will be impacted by the Credited Index Interest, which may be positive or negative.

Contract Year – Any twelve-month period beginning on the Contract Issue Date or Contract Anniversary and ending one day before the next Contract Anniversary.

Credited Index Interest – The amount of Index Interest credited on each Contract Anniversary and at time of partial withdrawal, surrender,

death and annuitization. Credited Index Interest may be positive or negative and will impact Contract Value.

Credited Index Interest Rate – The rate used to determine the index interest to be applied to Contract Value.

Death Benefit – The Contract Value adjusted for Credited Index Interest as of the date death benefits are payable. We do not apply the Surrender Charge or MVA in determining the death benefit payable.

Due Proof of Death – Proof of death satisfactory to us. Such proof may consist of the following if acceptable to us: a) a certified copy of the death record; b) a certified copy of a court decree reciting a finding of death; c) any other proof satisfactory to us.

General Account – All of the Company’s assets other than the assets in the Separate Account.

Good Order – All necessary documents and forms that are complete and in our possession. To be in “Good Order,” an instruction must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions and any payment amount must meet our minimum requirements to complete the request. We reserve the right to change, from time to time, our requirements for what constitutes Good Order and which documents, forms and payment amounts are required in order for us to complete your request. We will provide you a written notice of any change in our requirements for what constitutes “Good Order” at least 10 days in advance of such change.

Hospital – A facility that is licensed and operated as a Hospital according to the law of the jurisdiction in which it is located.

Income Payment Option – An option to receive income payments during the Payout Period.

Index – The S&P 500 Composite Stock Price or any substituted suitable alternative index. See “addition or Substitution of an Index” for the criteria we would use to identify a suitable alternative index.

Index Interest – Interest we calculate that is based in part on the performance of an Index.

Index Interest Rate Cap – The maximum index interest rate that we may use to determine Credited Index Interest. We may change this rate at the beginning of a Contract Year.

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Index Interest Rate Floor – The minimum index interest rate that we may use to determine the Credited Index Interest. This rate will equal the initial Index Interest Rate Floor shown on your contract data page and will not change during the life of your Contract. The Index Interest Rate Floors for the Secure Account and Growth Account are 0% and -10% respectively.
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Initial Index Value – The index value as of the beginning of the current Contract Year.

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Initial Index Period – The period beginning on the Contract Issue Date and ending on the Initial Index Period Expiration Date. This period coincides with the surrender charge periods described in the section titled “Fees and Charges”.

Initial Index Period Expiration Date – The last day of the Initial Index Period which coincides with the expiration of the surrender charge period.
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Internal Revenue Code – The Internal Revenue Code of 1986, as amended.

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Market Value Adjustment (“MVA”) – An adjustment that we will make to the amount you receive if you surrender the Contract or take a partial withdrawal during the Initial Index Period. The MVA helps offset our costs and risks of owning fixed income and other investments used to back the guarantees under your Contract from the Contract Issue Date to the date you surrender the Contract or take a partial withdrawal. The MVA may be either positive or negative. This means that the MVA may increase or decrease the amount payable to you upon surrender or partial withdrawal.

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Non-Qualified Contract – An annuity contract that is independent of any formal retirement or pension plan.

Nursing Home – A facility that is licensed and operates as a nursing facility according to the law of the jurisdiction in which it is located.

Owner – The person(s) (or entity) who owns this Contract and whose death determines the Death Benefit. If there are multiple Owners, each Owner will be a joint Owner of the Contract and all references to Owner will mean joint Owners. The Owner has all rights, title and interest in this Contract during the Accumulation Period. The Owner may exercise all rights and options stated in this Contract, subject to the rights of any irrevocable Beneficiary. The Owner is also referred to as “you” or “your.”

Payee – The person(s) (or entity) who receives income payments during the Payout Period while the Annuitant is living. The Payee is the Owner, unless otherwise designated. A minor cannot be the Payee.

Payout Date – The date we begin making income payments to the Payee from the Contract.

Payout Period – The phase the Contract is in once income payments begin.

Purchase Payment – The initial payment that we require to issue the Contract. We do not allow any payments under the Contract after the initial Purchase Payment.

Qualified Contract – An annuity that is part of an individual retirement plan, pension plan or employer-sponsored retirement program that is qualified for special tax treatment under the Internal Revenue Code.

Risk Control Account – An interest crediting option to which you may allocate your contract value.

Risk Control Account Value – The amount of Contract Value allocated to a Risk Control Account.

Separate Account – A separate account that we established within our General Account and under the laws of Iowa in which we hold reserves for our guarantees under the Contract. Our other General Account assets are also available to meet the guarantees under the Contract and our other general obligations. The portion of the assets of the separate account equal to the reserves and other contract liabilities with respect to the separate account will not be chargeable with liabilities arising out of any other business we may conduct. The Separate Account is not registered under the Investment Company Act of 1940.

Surrender Charge – The charge we assess when you surrender the Contract or make a partial withdrawal of Contract Value during the Initial Index Period.

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Surrender Value – The amount you are entitled to receive under this Contract, in the event this Contract is terminated during the Accumulation Period. It is equal to your Contract Value, less any Surrender Charges and adjusted for any MVA.

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Written Request – A request in writing and in a form satisfactory to us signed by the Owner and received at our Administrative Office. A Written Request may also include a telephone or fax request for specific transactions, if permitted under our current administrative procedures.

highlights

The following is a “summary” of the key features of the Contract. This summary does not include all of the information you should consider before purchasing a Contract. You should carefully read the entire Prospectus, which contains more detailed information concerning the Contract and the Company before making an investment decision.

How Your Contract Works

Your Contract is an individual or joint owned, single premium deferred annuity contract. There are two periods to your Contract, an Accumulation Period and a Payout Period. Your Contract can help you save for retirement because it can allow your Contract Value to earn interest on a tax-deferred basis and you can later elect to receive retirement income for life or a period of years. You generally will not pay taxes on your earnings until you withdraw them.

Note: When you purchase the Contract, you are not buying shares in a securities index or shares of stock.

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During the Accumulation Period of your Contract, you allocate your Contract Value to the Risk Control Accounts, where interest is credited, if any, each Contract Year based, in part, on the investment performance of the Index (currently the S&P 500 Composite Stock Price Index), subject to an Index Interest Rate Cap and Floor that is unique to each Risk Control Account. The S&P 500 Index is a stock market index based on the market capitalizations of 500 leading companies publicly traded in the U.S. stock market, as determined by Standard & Poors. The Index can go up or down based on the stock prices of the 500 companies that comprise the Index. The Index does not include dividends paid on the stocks comprising the Index and therefore does not reflect the full investment performance of the underlying stocks. We set the Index Interest Rate Caps at the Contract Issue Date and upon each Contract Anniversary. Credited Index Interest may be less than zero, depending on the Risk Control Account you elect. The Accumulation Period begins on the Contract Issue Date and continues until the Payout Date. Index Interest is calculated at each Contract Anniversary. Because Index Interest is calculated on a single point in time you may experience negative or flat performance even though the Index experienced gains through some, or most, of the Index Period.
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During the Payout Period of your Contract, you can elect to receive income payments by applying Contract Value to the Income Payment Options offered in your Contract. The Payout Period begins on the Payout Date and continues while income payments are paid.

Please call your registered representative or the Company at 1-800-798-5500 if you have questions about how your Contract works.

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Contracts sold in the state of California must be surrendered or annuitized at the end of the Initial Index Period. There are income tax consequences when a Contract is surrendered and penalty taxes may apply if a Contract is surrendered prior to an Owner’s age 59½ (see Federal Income Tax Matters in this Prospectus). Income taxes and penalties can be avoided if the Contract is annuitized or exchanged for a new annuity contract at the end of the Initial Index Period.

Purchase Payment
You may purchase the Contract with a single initial Purchase Payment of $5,000 or more. A Purchase Payment of $1,000,000 or more requires our approval. We do not allow any payments under the Contract after the initial Purchase Payment. Multiple Contracts owned by the same individual where the sum of the Purchase Payments exceed $1,000,000 also require our approval.

Allocation Options
There are two Risk Control Accounts, the Secure Account and the Growth Account, among which you may allocate all or a portion of your Purchase Payment and Contract Value. Both Risk Control Accounts

Rebalancing / Reallocation
Upon each Contract Anniversary, after Credited Index Interest has been applied, the Automatic Rebalance Program will reallocate your Contract Value between the Risk Control Accounts based on your most recent allocation instructions that we have on file or the allocation applied on the Contract Issue Date if no additional allocation change requests have been made.

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You may change your allocation of Contract Value between Risk Control Accounts once each Contract Year for the life of the Contract. Your request to change your allocation instructions must be received at our Administrative Office at least two Business Days prior to your Contract Anniversary for the instructions to be effective for that Contract Anniversary. If we do not receive your Written Request in time for the next Contract Anniversary, your instructions will be effective the following Contract Anniversary.
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Please note that at any time the Index Interest Rate Cap for your Risk Control Account is less than the bailout rate specified on your contract data page, we may, at our discretion, restrict transfers into that Risk Control Account and may not reallocate your Contract Value between Risk Control Accounts under the Automatic Rebalance Program. See “access to your money – Bailout Provision” for more details.

Withdrawal Options
The Contract offers the following liquidity features during the Accumulation Period:

•
Free annual withdrawal amount – Each Contract Year, beginning in Contract Year 2, you may withdraw up to 10% of your Contract Value determined as of the beginning of the Contract Year free of any Surrender Charge or MVA. One time withdrawals will be permitted in the first Contract year for purposes of meeting requirements set forth by the Internal Revenue Code. The free annual withdrawal amount may be larger for certain Qualified Contracts to satisfy minimum distribution requirements set forth in the Internal Revenue Code.

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Partial withdrawal option – You may take up to two withdrawals each Contract Year beginning in Contract Year 2 to the beginning of the Payout Period. We do not allow withdrawals in Contract Year 1, with the exception to allow for requirements set forth by the Internal Revenue Code. Amounts withdrawn from your Contract Value in excess of the free annual withdrawal amount in Contract Year 2 through the end of the Initial Index Period will be subject to a Surrender Charge of up to 9% and an MVA.

•
Full surrender option – You may surrender your Contract at any time prior to beginning the Payout Period. Upon full surrender, Credited Index Interest, a Surrender Charge of up to 9%, and an MVA may apply.

Withdrawals and surrenders are subject to income taxes, and if taken before the Owner is age 59½, tax penalties may apply. See “federal income tax matters” for more details. Any withdrawals will also reduce the death benefit.
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Market Value Adjustment (MVA)
For partial withdrawals and upon full surrender of Contract Value in excess of the free annual withdrawal amount during the Initial Index Period, we will apply an MVA. The MVA can increase or decrease your amount withdrawn or the Surrender Value, depending on how economic indicators have changed since your Contract was issued (see “market value adjustment” section for more details). You may lose a portion of your principal due to the MVA.

during the Initial Index Period. In each such Contract Year, you may withdraw up to 10% of Contract Value determined as of the beginning of the Contract Year without the application of a Surrender Charge or MVA on those amounts. Note that taxes and other penalties may apply to free annual withdrawals and withdrawals may be restricted under certain Qualified Contracts.

•
Death Benefit – Your Contract provides a Death Benefit. Death Benefit proceeds become payable to the Beneficiary upon our receipt of Due Proof of Death of the Owner during the Accumulation Period (or the first Owner to die if there are Joint Owners).

•
Protection from Outliving your Income – Your Contract provides you with the opportunity to receive income payments during the Payout Period. Annuitizing your Contract converts your Contract Value into a stream of income which can be based on your life expectancy. Depending upon the type of income benefit option you choose, annuitization of your Contract can provide you with an income stream that you cannot outlive.

Risk Factors

Your Contract also has various risks associated with it. We list these risk factors below, as well as other important information you should know before purchasing a Contract.

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Index Interest Crediting Risk – If the Index declines, it may or may not reduce your Contract Value in a Risk Control Account. This depends on the Risk Control Account to which you allocated your Contract Value. Nevertheless, you always assume the investment risk that no Credited Index Interest will be added to your Contract Value at the end of a Contract Year. You also bear the risk that sustained declines in the Index may result in Credited Index Interest not being credited to your Accumulated Value for a prolonged period. If your Contract Value is allocated to the Growth Account, you also assume the risk that we may credit negative Credited Index Interest. This means that Contract Value allocated to the Growth Account will decline. In addition, you assume the risk that the Index Interest Rate Cap, the maximum index interest rate that we may use to determine Credited Index Interest and which is set annually, can be reduced to as little as 1.0%.

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Please note that in an increasing interest rate environment, the MVA could reduce the amount received to less than the protection provided by the Index Interest Rate Floor.
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Loss of Principal Risk – Investment in the Growth Account could result in a loss of principal. Although investment losses in the Growth Account are subject to an Index Interest Rate Floor of -10%, losses of as much as -10% in one year and possibly greater than -10% over multiple years could result in a loss of previously credited interest and a loss of the initial Purchase Payment. Withdrawals and surrenders during the Initial Index Period could also result in a loss of previously credited interest or principal even if Index performance has been positive, as a result of Surrender Charges and/or the MVA.

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•
Liquidity Risk – We designed your Contract to be a long-term investment that you may use to help save for retirement. Your Contract is not designed to be a short-term investment. While you are always permitted to take two partial withdrawals from the Contract each Contract Year after Contract Year 1 and to surrender the Contract at any time, a surrender in Contract Year 1 and partial withdrawals and surrenders in Contract Year 2 through the end of the Initial Index Period in excess of the free annual withdrawal amount will be subject to a Surrender Charge and MVA (if applicable). We may defer payments made under this Contract for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral.

•
Market Risk – The historical performance of the Index should not be taken as an indication of the future performance of the Index. While the trading prices of the underlying stocks comprising the Index will determine the level of the Index, it is impossible to predict whether the level of the

Index will fall or rise. Trading prices of the underlying stocks comprising the Index will be influenced by complex and interrelated economic, financial, regulatory, geographic, judicial, political and other factors that can affect the capital markets generally and the equity trading markets on which the underlying common stocks are traded, and by various circumstances that can influence the levels of the underlying common stocks in a specific market segment or the level of a particular underlying stock.

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Risk That We May Eliminate or Substitute an Index – There is no guarantee that the Index will be available during the entire time you own your Contract. We may replace currently available indices if they are discontinued or there is a material change in the calculation of the Index. If we substitute the Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the Credited Index Interest you earn and affect how you want to allocate Contract Value between available Risk Control Accounts. We will not substitute the Index until the new Index has been approved by the insurance department in your state. If we substitute the Index and you do not wish to allocate your contract Value to the Risk Control Accounts available under the Contract, you may surrender your Contract, but you may be subject to a Surrender Charge and an MVA, which may result in a loss of principal and Credited Index Interest.

	•	A surrender of the Contract may also be subject to taxes and tax penalties.

If an Index is substituted in the middle of a Contract Year, we will calculate Index Interest up to the date the first Index terminates. Index Interest will then be calculated from the date the new Index is used until the Contract Anniversary and the two Index Interest amounts will be added together to determine the Credited Index Interest for the Contract Year.

We will notify you in your annual report of any addition of an index or substitution or removal of the Index or otherwise in writing where it is necessary to provide advance written notification of the change prior to your Contract Anniversary. See “Addition or Substitution of an Index” for more details.

Note: When you purchase the Contract, you are not buying shares in a securities index or shares of stock. The Index does not reflect dividends paid on the stocks comprising the Index, and, therefore, the calculation of the performance of the Index under the Contract does not reflect the full investment performance of the underlying securities.

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Risk Control Account Transfer Restriction – At any time the Index Interest Rate Cap for your Risk Control Account is less than the bailout rate specified on your contract data page, we may, at our discretion, restrict transfers into that Risk Control Account. In that event, you may not be able to reallocate your Contract Value between the Secure Account and the Growth Account. See “access to your money – Bailout Provision” for more details.

•
Creditor and Solvency Risk –  Our General Account assets support the guarantees under the Contract and are subject to the claims of our creditors. As such, the guarantees under the Contract are subject to our financial strength and claims-paying ability, and therefore, to the risk that we may default on those guarantees. You need to consider our financial strength and claims-paying ability in meeting the guarantees under the Contract. You may obtain information on our financial condition by reviewing our financial statements included in this Prospectus. Additionally, information concerning our business and operations is set forth in the section of this Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Other Important Information You Should Know

getting started – the Accumulation Period

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The Contract is an individual or joint owned, single premium deferred annuity. We describe your rights in your Contract below. Contract language may vary by state. You should review your Contract when it is received. Any material differences in the Contract are due to state variations as disclosed in the Prospectus.
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Purchasing a Contract

We offer the Contract to individuals, certain retirement plans, and other entities. To purchase a Contract, you and the Annuitant must be no older than age 85.

We sell the Contract through registered representatives who also are agents of the Company. To start the purchase process, you must submit an application to your registered representative. The Purchase Payment must either be paid at the Company’s Administrative Office or delivered to your registered representative. Your registered representative will then forward your completed application and Purchase Payment (if applicable) to us. After we receive a completed application, Purchase Payment, and all other information necessary to process a purchase order, we will begin the process of issuing the Contract. There may be delays in our processing of your application because of delays in receipt of your application from the selling firm or because of delays in determining whether your Contract is suitable to you. Any such delays will affect when we issue your Contract.

IMPORTANT: You may use the Contract with certain tax qualified retirement plans (“IRAs”. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified retirement plan. Accordingly, if you are purchasing this Contract through a qualified retirement plan, you should consider purchasing the Contract for its other features such as Credited Index Interest that is locked-in each Contract Year, and other non-tax related benefits. Please consult a tax adviser for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

If mandated by applicable law, including Federal laws designed to counter terrorism and prevent money laundering, we may be required to reject your Purchase Payment. We may also be required to provide additional information about you or your Contract to government regulators. In addition, we may be required to block an Owner’s Contract and thereby refuse to honor any request for transfers, partial withdrawals, surrender, income payments, and Death Benefit payments, until instructions are received from the appropriate government regulator.

Tax-Free “Section 1035” Exchanges

You can generally exchange one annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this Prospectus, you might have to pay a Surrender Charge or negative Market Value Adjustment on the existing contract. If the exchange does not qualify for Section 1035 tax treatment, you may have to pay federal income tax, including a possible penalty tax, on your old contract. There will be a new Surrender Charge Period for this Contract and other charges may be higher (or lower) and the benefits may be different. There may be delays in our processing of the exchange. You should not exchange another contract for this one unless

Interest Rate Calculation Methodology. Each Risk Control Account uses an annual point-to-point interest rate calculation methodology to determine the amount of Credited Index Interest. Under the annual point-to-point method, the Credited Index Interest, if any, is measured based on the percentage change in the Index over a Contract Year, a one year period. Credited Index Interest is subject to an:

•	Index Interest Rate Cap, which is the maximum rate that we will use in the calculation of Credited Index Interest; and

•	Index Interest Rate Floor, which is the minimum interest rate that we will use in the calculation of Credited Index Interest.

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Use of an annual point-to-point interest rate calculation methodology results in Index Interest being calculated at a single point in time. As a result, you may experience negative or flat performance even though the Index experienced gains through some, or most, of the Index Period.

Credited Index Interest. We calculate Credited Index Interest is based on two factors: the Credited Index Interest Rate and your Risk Control Account Value. We calculate Credited Index Interest on each Contract Anniversary and at the time of partial withdrawal, surrender, death and annuitization. Credited Index Interest equals the Credited Index Interest Rate multiplied by your Risk Control Account Value as of the last Contract Anniversary. Examples of how the Credited Index Interest Rate and Credited Index Interest are calculated are set forth on pages 16 and 17 of the Prospectus.
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The Credited Index Interest Rate for a Risk Control Account equals:

(A/B) – 1 where:

A = the Adjusted Index Value as of the current date; and

B = the later of the Adjusted Index Value as of the last partial withdrawal taken in the current Contract Year. If no partial withdrawals have been taken in the current Contract Year, this will be equal to the Initial Index Value.

You can find the Credited Index Interest applied to your Contract Value on the annual statement that we will forward to you following your Contract Anniversary. You may also find the Credited Index Interest that has accrued to your Contract Value prior to a Contract Anniversary by calling the Customer Service Center toll-free telephone number (800.798.5500) or by viewing on-line at http://eservice.cunamutual.com.

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Adjusted Index Value. The Adjusted Index Value depends on the Closing Index Value (or the last Adjusted Index Value in the case where one or more partial withdrawals are made in a Contract Year). The Adjusted Index Value is calculated each time Credited Index Interest is calculated. This can be as frequently as daily and occurs on each Contract Anniversary or on any date when a partial withdrawal, surrender, Death Benefit or annuitization is processed. Closing Index Value for a day on which we calculate Index Interest is the closing value of the Index on that date. If the closing value of the Index is not published on that date, we will use the closing value of the Index from the next day on which the closing value of the Index is published if you made no partial withdrawals during a Contract Year, we would calculate the Adjusted Index Value as follows:

If the Closing Index Value is greater than the Initial Index Value multiplied by (1 + Index Interest Rate Cap), then the Adjusted Index Value will equal the Initial Index Value multiplied by (1 + Index Interest Rate Cap).

If the Closing Index Value is less than the Initial Index Value multiplied by (1 + Index Interest Floor), then the Adjusted Index Value will equal the Initial Index Value multiplied by (1 + Index Interest Rate Floor).
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If the Closing Index Value is less than the Initial Index Value multiplied by (1 + Index Interest Rate Cap) but more than the Initial Index Value multiplied by (1 + Index Interest Rate Floor), then the Adjusted Index Value will equal the Closing Index Value.

For example, assume the following:

•	Initial Index Value = 1,000

•	Index Interest Rate Cap = 15%

•	Index Interest Rate Floor = -10%

At the time Credited Index Interest is calculated, the Adjusted Index Value will be:

•	Scenario 1: Closing Index Value = 1,200

	o	1,200 is greater than 1,150 (1,000 x (1 + 0.15)) so the Adjusted Index Value is equal to 1,150.

•	Scenario 2: Closing Index Value = 850

	o	850 is less than 900 (1,000 x (1 – 0.10)) so the Adjusted Index Value is equal to 900.

•	Scenario 3: Closing Index Value = 1,100

	o	1,100 is less than 1,150 (1,000 x (1 + 0.15)) and greater than 900 (1,000 x (1 – 0.10)) so the Adjusted Index Value is equal to 1,100.
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The Adjusted Index Value will never exceed the Initial Index Value multiplied by (1 + Index Interest Rate Cap) and will never be lower than the Initial Index Value multiplied by (1 + Index Interest Rate Floor).

Setting the Index Interest Rate Cap and the Index Interest Rate Floor. We consider various factors in determining the Index Interest Rate Caps and Index Interest Rate Floors, including investment returns available at the time that we issue the Contract, the costs of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Index Interest Rate Cap and the Index Interest Rate Floor at our sole discretion. We set the Index Interest Rate Cap at the beginning of each Contract Year and guarantee the Index Interest Rate Cap for the duration of the Contract Year. We guarantee the Index Interest Rate Floor for the life of your Contract.

Secure Account

If you choose to allocate all or a portion of your Purchase Payment or Contract Value to the Secure Account, we will determine Credited Index Interest based on the percentage change in the value of the Index from the Initial Index Value to the Contract Anniversary (or date of partial withdrawal, surrender, annuitization, or date of death of the Owner), subject to an Index Interest Rate Cap and an Index Interest Rate Floor.

Index Interest Rate Cap for the Secure Account. The Index Interest Rate Cap is the maximum rate that we will use in the calculation of Credited Index Interest. The initial Index Interest Rate Cap is shown on your contract data page. On the first Contract Anniversary and on any subsequent Contract Anniversary, we will declare an Index Interest Rate Cap which we guarantee for the next Contract Year. We will forward advance written notice to you of the Index Interest Rate Cap at least fifteen days prior to the start of that Contract Year. The notice will also describe your right to transfer Contract Value between the Secure Account and the Growth Account and your right to exercise the Bailout Provision, if applicable. The Index Interest Rate Cap for the Secure Account will always be positive and will never be less than the minimum Index Interest Rate Cap for the Secure Account equal to 1.0%.

Index Interest Rate Floor for the Secure Account. The Index Interest Rate Floor for the Secure Account is zero. As a result, Credited Index Interest will never be less than zero and your Contract Value in the Secure Account will never be reduced by the application of Credited Index Interest.

Growth Account

If you choose to allocate all or a portion of your Purchase Payment or Contract Value to the Growth Account, we will determine Credited Index Interest based on the percentage change in the value of the Index from the Initial Index Value to the Contract Anniversary (or date of partial withdrawal, surrender, annuitization, or date of death of the Owner), subject to an Index Interest Rate Cap and an Index Interest Rate Floor. The Growth Account is not available after the Initial Index Period Expiration Date.

Index Interest Rate Cap for the Growth Account. The Index Interest Rate Cap is the maximum rate that we will use in the calculation of Credited Index Interest. The initial Index Interest Rate Cap is shown on your contract data page. On the first Contract Anniversary and on any subsequent Contract Anniversary, we will declare an Index Interest Rate Cap which we guarantee for the next Contract Year. We will forward advance written notice to you of the Index Interest Rate Cap at least fifteen days prior to the start of that Contract Year. The notice will also describe your right to transfer Contract Value between the Secure Account and the Growth Account and your right to exercise the Bailout Provision, if applicable. The Index Interest Rate Cap for the Growth Account will always be positive and will never be less than the minimum Index Interest Rate Cap for the Growth Account equal to 1.0%.

Index Interest Rate Floor for the Growth Account. The Index Interest Rate Floor for the Growth Account is -10%. This means that your Credited Index Interest could be negative, but it will never be less than -10% regardless of whether the investment performance of the Index during the Contract Year is less than -10%. If the Credited Index Interest is negative, your Contract Value in the Growth Account would be reduced by the application of such negative Credited Index Interest.

The following three examples illustrate how we credit Index Interest to the Secure and Growth Accounts based on different levels of index performance. No withdrawals are assumed to occur under these examples.

Example 1: This example illustrates the calculation of Credited Index Interest when Index performance is greater than the Index Interest Rate Cap and the Index Interest Rate Floor.

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Assume the following information:
Prior Contract Anniversary:	9/30/2016
Initial Index Value:	1,000

Secure Account Value:	$75,000
Index Interest Rate Floor:	0.00%
Index Interest Rate Cap:	4.00%

Growth Account Value:	$25,000
Index Interest Rate Floor:	-10.00%
Index Interest Rate Cap:	14.00%

Contract Anniversary:	9/30/2017
Closing Index Value:	1,200

The return on the Index is equal to the Closing Index Value divided by the Initial Index Value minus 1. In this example, the return on the Index is 20% [(1.200/1.000)-1]. This is greater than the Index Interest Rate Cap and above the Index Interest Rate Floor for both the Secure and Growth Accounts. Thus, Index Interest for both Accounts is set at the cap level. Contract Value allocated to the Secure Account is credited with 4% Index Interest and Contract Value allocated to the Growth Account is credited with 14% Index Interest.
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Example 2: This example illustrates the calculation of Credited Index Interest when Index performance is less than the Index Interest Rate Cap and greater than the Index Interest Rate Floor.

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Assume the following information:
Prior Contract Anniversary:	9/30/2016
Initial Index Value:	1,000

Secure Account Value:	$75,000
Index Interest Rate Floor:	0.00%
Index Interest Rate Cap:	4.00%

Growth Account Value:	$25,000
Index Interest Rate Floor:	-10.00%
Index Interest Rate Cap:	14.00%

Contract Anniversary:	9/30/2017
Closing Index Value:	1,030

The return on the Index is equal to the Closing Index Value divided by the Initial Index Value minus 1. In this example, the return on the Index is 3% [(1.030/1.000)-1]. This is below the Index Interest Rate Cap and above the Index Interest Rate Floor for both the Secure and Growth Accounts. Thus, Index Interest for both accounts is equal to the return on the Index. Contract Value allocated to the Secure Account is credited with 3% Index Interest and Contract Value allocated to the Growth Account is credited with 3% Index Interest.
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Example 3: This example illustrates the calculation of Credited Index Interest when Index performance is less than the Index Interest Rate Floor.

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Assume the following information:
Prior Contract Anniversary:	9/30/2016
Initial Index Value:	1,000

Secure Account Value:	$75,000
Index Interest Rate Floor:	0.00%
Index Interest Rate Cap:	4.00%

Growth Account Value:	$25,000
Index Interest Rate Floor:	-10.00%
Index Interest Rate Cap:	14.00%

Contract Anniversary:	9/30/2017
Closing Index Value:	800

The return on the Index is equal to the Closing Index Value divided by the Initial Index Value minus 1. In this example, the return on the Index is -20% [(800/1.000)-1]. This is below the Index Interest Rate Floor for both the Secure and Growth Accounts. Thus, Index Interest for both Accounts is equal to the Index interest Rate Floor for each Risk Control Account. Contract Value allocated to the Secure Account is credited with 0% Index Interest and Contract Value allocated to the Growth Account is credited with -10% Index Interest. This results in negative Credited Index Interest of -$2,500 being applied to the Contract Value in the Growth Account and thus is a decline in the Contract Value allocated to the Growth Account of $2,500. No Credited Index Interest would be applied to Contract Value in the Secure Account and thus the Contract Value in the Secure Account remains unchanged.
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The Company retains the right to change the current Index Interest Rate Cap for both the Secure and Growth Accounts at its discretion, subject to the minimum Index Interest Rate Cap of 1.0%. The Company would consider the following factors when determining whether to make such a change:

•	significant changes in derivative, equity and/or fixed income instrument valuations;
•	increases in hedging costs that have a material impact on the Company’s ability to offer the Contract;
•	derivative market changes that materially impact availability and structure of hedging instruments;
•	significant negative fixed income instrument default experience realized by the Company;
•	meaningful changes in Company and/or Contract cost structure due to regulatory or other business management concerns; and
•	material unanticipated Owner experience.

Addition or Substitution of an Index. There is no guarantee that the Index will be available during the entire time you own your Contract. If: (i) the Index is discontinued, or (ii) the calculation of an Index is changed substantially, we may substitute a suitable similar broad based U.S. stock market index for the original Index. If we substitute an index, the performance of the new Index may differ from the original Index. This, in turn, may affect the Credited Index Interest you earn. We will not substitute an index until that index has been approved by the insurance department in your state. The selection criteria for a suitable alternative Index includes the following:

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A sufficiently large market in exchange traded and/or over-the-counter options, futures and similar derivative instruments based on the index to allow the company to hedge Credited Index Interest Rates;

•	The Index should be recognized as a broad based index that tracks the U.S. stock market if it is replacing an index such as the S&P 500 Index; and
•	The publisher of the index must allow the Company to use the index in contract and other materials for a reasonable fee.

Please note that we may add or substitute an Index associated with the Risk Control Accounts by sending you written notice at your last known address stating the effective date on which the Index will be added or substituted. We will send you the notice in the annual report unless earlier written notice is necessary.

market value adjustment (“MVA”)

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If you surrender your Contract or take a partial withdrawal in excess of the free annual withdrawal amount during the Initial Index Period, we will apply the MVA to the amount being surrendered or withdrawn in excess of the free annual withdrawal amount. No MVA will apply after the end of the Initial Index Period or if you elect an Income Payment Option.
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Note:
The MVA will either increase or decrease the amount you receive from a partial withdrawal or your Surrender Value. You may lose a portion of your principal due to the MVA regardless of the Risk Control Account to which you allocated Contract Value. You directly bear the investment risk associated with an MVA. You should carefully consider your income needs before purchasing the Contract.

Purpose of the MVA

The MVA is an adjustment that may be made to the amount you receive in excess of the free annual withdrawal amount if you surrender the Contract during the Initial Index Period or take a partial withdrawal in excess of the free annual withdrawal amount during the Initial Index Period. In general, if interest rate levels have increased at the time of surrender or partial withdrawal over their levels at the time we issued the Contract, the MVA will be negative. Similarly, in general, if interest rate levels have decreased at the time of surrender or partial withdrawal over their levels at the time we issued the Contract, the MVA will

Application and Waiver

For each Risk Control Account, we will calculate the MVA as of the date we receive your Written Request for surrender or partial withdrawal in Good Order at our Administrative Office. If the MVA is positive, we will increase your Surrender Value or amount you receive from a partial withdrawal by the amount of the positive MVA. If the MVA is negative, we will decrease the Surrender Value or amount you receive from a partial withdrawal by the amount of the negative MVA.

We will not apply an MVA to:

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1.	free annual withdrawal amounts;

2.	Death Benefit proceeds;

3.	partial withdrawals that qualify for the Nursing Home or Hospital waiver or terminal illness waiver, described in this Prospectus;

4.	withdrawals under the Bailout Provision;

5.	partial withdrawals taken as required minimum distributions under the Internal Revenue Code that are withdrawn under a systematic withdrawal program we provide;

6.	partial withdrawals or a surrender after the Initial Index Period;

7.	allocation of Contract Value to an Income Payment Option; and

8.	income payments during the Payout Period.
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MVA Formula

An MVA is equal to the amount of the partial withdrawal or surrender in excess of the free annual withdrawal amount (W ) divided by 1 plus the Credited Index Interest Rate (IIR*) then multiplied by the market value adjustment factor (MVAF) minus 1 or (W/(1+IIR*))x(MVAF -1).

Where:

IIR* = Credited Index Interest Rate equal to (A/B) – 1 where:

A = The Adjusted Index Value; and

B = The Initial Index Value for the current Contract Year.

MVAF = ((1 + I + K)/(1 + J + L)) ^N where:

I = The Constant Maturity Treasury rate for a maturity consistent with the Initial Index Period (shown on your contract data page);

J = The Constant Maturity Treasury rate for a maturity consistent with the remaining length of the Initial Index Period;

(If there is no corresponding maturity of Constant Maturity Treasury rate then the linear interpolation of the Constant Maturity Treasury Rates Index with maturities closest to N will be used to determine I and J.)

K = The BofA Merrill Lynch 1-10 Year US Corporate Constrained Index, Asset Swap Spread as of the Contract Issue Date (shown on your contract data page);

L = The BofA Merrill Lynch 1-10 Year US Corporate Constrained Index, Asset Swap Spread as of the withdrawal date; and

N = The number of years (whole and partial) from the current date until the end of the Initial Index Period.

We determine I based on the Initial Index Period you have chosen. For example, if you choose the 10-year Initial Index Period at issue, then I would correspond to the 10-year Constant Maturity Treasury rate at the time we issue the Contract. We determine J when you take a partial withdrawal or surrender. For

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example, if you chose the 10-year Initial Index Period at issue and surrender the Contract 2 years into the Initial Index Period, J would correspond to the Constant Maturity Treasury rate consistent with the time remaining in the Initial Index Period or 8 years (8 = 10 - 2). For I and J where there is no Constant Maturity Treasury rate declared, we will use linear interpolation of the Constant Maturity Rates Index with maturities—closest to N to determine I and J.
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The value of K and L on any Business Day will be equal to the closing value of the BofA Merrill Lynch 1-10 Year US Corporate Constrained Index, Asset Swap Spread on the previous Business Day.

If the publication of any component of the Market Value Adjustment Indices is discontinued or if the calculation of the Market Value Adjustment Indices is changed substantially, we may substitute a new index for the discontinued or substantially changed index, subject to approval by the insurance department in your state. Before we substitute an index, we will notify you in writing of the substitution.

For examples of how we calculate MVAs, see “appendix a” to this Prospectus.

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surrender value

If you surrender the Contract, you will receive the Surrender Value. The Surrender Value is equal to your Contract Value, less any Surrender Charges (described under the “fees and charges” section below), and adjusted for any MVA.

fees and charges

We assess the following fees and charges under the Contract.

Surrender Charge

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If you surrender the Contract during the Initial Index Period or make a partial withdrawal of your Contract Value during the Initial Index Period, we may assess a Surrender Charge. Surrender Charges offset promotion, distribution expenses, and investment risks born by the Company. No Surrender Charge is assessed if the full Contract Value is applied to an Income Payment Option.
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The amount of the Surrender Charge depends on the Initial Index Period that you have chosen, the length of time you have owned your Contract, and the amount you withdraw. The Surrender Charge amount is computed as a percentage of the amount withdrawn in excess of the free annual withdrawal amount. The Surrender Charge rates are as follows:

5-Year, 6-Year, 7-Year, and 10-Year Initial Index Periods

If You Choose the 5-Year Period:		If You Choose the 6-Year Period:		If You Choose the 7-Year Period:		If You Choose the 10-Year Period:
1	9%	1	9%	1	9%	1	9%
2	9%	2	9%	2	9%	2	9%
3	8%	3	8%	3	8%	3	8%
4	7%	4	7%	4	7%	4	7%
5	6%	5	6%	5	6%	5	6%
6+	0%	6	5%	6	5%	6	5%
		7+	0%	7	4%	7	4%
				8+	0%	8	3%
						9	2%
						10	1%
						11+	0%

It is important to note that we only assess the Surrender Charge and apply an MVA during the Initial Index Period. Therefore, when choosing your Initial Index Period, you should carefully consider the length of time you would like to be subject to the Surrender Charge and MVA. For more information on the MVA, see “market value adjustment.”

An Initial Index Period should be chosen based on an Owner’s specific investment, liquidity and retirement planning needs. For example, if you would like the potential to earn the highest positive Credited Index Interest under the Contract for as long as possible and do not foresee the need to make withdrawals from the Contract, you may want to consider the 10-Year Initial Index Period and allocate Contract Value to the Growth Account. In general, the Index Interest Rate Cap for either the Secure Account or the Growth Account increases with the duration of the Initial Index Period. In addition, in general, the Index Interest Rate Cap for the Growth Account will exceed the Index Interest Rate Cap for the Secure Account for the same Initial Index Period. Also, it is important to keep in mind that the Growth Account is only available during the Initial Index Period.

access to your money

Partial Withdrawals

At any time after the first Contract Anniversary and before the Payout Date you may make two partial withdrawals each Contract Year. To make a partial withdrawal, you must submit a Written Request in Good Order to our Administrative Office. The written consent of all Owners and irrevocable Beneficiaries must be obtained before we will process the partial withdrawal. Your partial withdrawal request must specify the amount that is to be withdrawn either as a total dollar amount or as a percentage of Contract Value. If a Written Request in Good Order is received by 3:00 Central Standard Time, it will be processed that day. If a Written Request in Good Order is received after 3:00 Central Standard Time, it will be processed on the next Business Day. We will take the partial withdrawal pro-rata from your Contract Value in the Risk Control Accounts based on your Contract Value as of the date we received your Written Request in Good Order at our Administrative Office.

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Partial withdrawals taken during the Initial Index Period may be subject to Surrender Charges and an MVA (see “fees and charges” and “Market Value Adjustment”). Partial withdrawals may also be subject to income tax and, if taken before age 59½, an additional 10% federal penalty tax. You should consult your tax adviser before taking a partial withdrawal. See “federal income tax matters.”

If a partial withdrawal would cause your Surrender Value to be less than $2,000, we will treat your request for partial withdrawal as a request for full surrender of your Contract.

Free annual withdrawal amount. After the first Contract Anniversary, we will provide you with a free annual withdrawal amount each year during the Initial Index Period. As long as the partial withdrawals you take during a Contract Year do not exceed the free annual withdrawal amount, we will not assess a Surrender Charge or apply an MVA. The free annual withdrawal amount is deducted from the Contract Value before calculating Surrender Charges or the MVA in the event of a full surrender or a partial withdrawal.
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The free annual withdrawal amount for a Contract Year equals 10% of your Contract Value calculated as of the start of the Contract Year. If you make a partial withdrawal of less than the free annual amount, the remaining free annual withdrawal amount will be applied to any subsequent partial withdrawal which occurs during the same Contract Year. Any remaining free annual withdrawal amount will not carry over to a subsequent Contract Year. Partial annuitization will count toward the free annual withdrawal amount.

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Waiver of Surrender Charges. We will not deduct a Surrender Charge or apply an MVA in the case of a partial withdrawal or surrender where the Owner or Annuitant qualifies for the Nursing Home or Hospital waiver or terminal illness waiver, as described below. Before granting the waiver, we may request a second opinion or examination of the Owner or Annuitant by one of our examiners. We will bear the cost of such second opinion or examination. You may exercise this waiver only once during the time you own the Contract.

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Nursing Home or Hospital Waiver. We will not deduct a Surrender Charge or apply an MVA in the case of a partial withdrawal or surrender where any Owner or Annuitant is confined to a licensed Nursing Home or Hospital, and has been confined to such Nursing Home or Hospital for at least 180 consecutive days after the latter of the Contract Issue Date or the date of change of Owner or Annuitant. We may require verification of confinement to the Nursing Home or Hospital.

The conditions that must be met are that:
	o	the confinement in a Nursing Home or Hospital is recommended by a Physician who is duly licensed by the state to treat the injury or sickness causing the confinement and who is not an employee of the Nursing Home or Hospital where any Annuitant or Owner is confined; and

o
an additional free annual withdrawal amount request, accompanied by written proof of confinement and the Physician’s recommendation, is received by us no later than 90 days following the date that the qualifying confinement has ended.

•
Terminal Illness Waiver. We will not deduct a Surrender Charge or apply an MVA in the case of a partial withdrawal or surrender where any Owner or Annuitant is diagnosed with a terminal illness and has a life expectancy of 12 months or less. As proof, we may require a determination of the terminal illness. Such determination must be signed by the physician making the determination after the latter of Contract Issue Date or the date of change of the Owner or Annuitant. The physician may not be a member of your or the Annuitant’s immediate family.

Please see your Contract for more information.

The laws of your state may limit the availability of the Surrender Charge waivers and may also change certain terms and/or benefits under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not pay a Surrender Charge because of the waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult a tax adviser to determine the effect of a partial withdrawal on your taxes.

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NOTE: In the event of death of the Owner during or after the Initial Index Period, Index Interest will be calculated for the period from the Contract Anniversary until the day we receive Due Proof of Death. The Index Interest Rate Floor and Index Interest Rate Cap will be used in calculating Index Interest.
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Surrenders

At any time before the Payout Date and before the death of the Owner, you may surrender your Contract for the Surrender Value described above in “surrender value.” If a Written Request in Good Order is received by 3:00 Central Standard Time, it will be processed that day. If a Written Request in Good Order is received after 3:00 Central Standard Time, it will be processed on the next Business Day.

To surrender your Contract, you must make a Written Request in Good Order to our Administrative Office. The consent of all Owners and irrevocable Beneficiaries must be obtained before the Contract is surrendered.

Surrender Charges and a MVA may apply to your Contract surrender. See “market value adjustment” and “fees and charges.” A surrender may also be subject to income tax and, if taken before age 59½, an additional 10% federal penalty tax. You should consult a tax adviser before requesting a surrender. See “federal income tax matters.”

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Partial Withdrawal and Surrender Restrictions

Your right to make partial withdrawals and surrender the Contract is subject to any restrictions imposed by any applicable law or employee benefit plan.
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Right to Defer Payments

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We may defer payments we make under this Contract for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral. We will apply credit fixed rate of interest to the deferred payments, if required by state law.
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Bailout Provision

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We will set a bailout rate for each Risk Control Account. The Secure Account option will have a bailout rate and there will be a separate bailout rate for the Growth Account option. The bailout rates will be prominently displayed on your contract data page attached to the front of the cover page of the Contract and will not change during the Initial Index Period. The Bailout Provision allows you to make a withdrawal of the Contract Value attributable to a Risk Control Account without incurring any Surrender Charge and without the application of any MVA. Specifically, if the Index Interest Rate Cap for your Risk Control Account is set below the bailout rate for that Risk Control Account, the Bailout Provision allows you to make a withdrawal of some or all of the Contract Value attributable to that Risk Control Account during the Initial Index Period without incurring any Surrender Charge and without the application of any MVA during the 30-day period following the Contract Anniversary. We must receive your Written Request for a withdrawal of Contract Value under the Bailout Provision in Good Order during the 30-day period following the Contract Anniversary. With respect to such withdrawal, your Contract Value will be reduced by the amount of the withdrawal. At any time the Index Interest Rate Cap for your Risk Control Account is less than the bailout rate specified on your contract data page, we may, at our discretion, restrict transfer into that Risk Control Account.
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Withdrawals taken under the Bailout Provision may have tax consequences. The tax treatment of a withdrawal under the Bailout Provision depends on whether the Contract is a Non-Qualified Contract or a Qualified Contract. Generally, for a withdrawal from a Non-Qualified Contract, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over the Owner’s investment in the Contract. If the Contract is a Qualified Contract, a portion of the withdrawal is taxable as ordinary income, based on the ratio of the “investment in the contract” to the individual’s total account balance or accrued benefit under the retirement plan. If taken prior to age 59½, a withdrawal from either a Non-Qualified or a Qualified Contract may be subject to an additional 10% federal tax penalty. See discussion of “Withdrawals” and “Penalty Tax on Certain Withdrawals” under “Federal Income Tax Matters.”

death benefit

Death of the Owner

If the Owner dies before the Payout Date (if there are joint Owners, the Death Benefit will become payable after the first joint Owner dies), a Death Benefit will become payable to the Beneficiary. We will pay the Death Benefit after we receive the following at our Administrative Office in a form and manner satisfactory to us:

•	Due Proof of Death of the Owner while the Contract is in force;

•	our claim form from each Beneficiary, properly completed; and

•	any other documents we require.

The Death Benefit will equal your Contract Value adjusted for the application of any Credited Index Interest on the date we receive Due Proof of Death. If we receive Due Proof of Death by 3:00 Central Standard Time, we will determine the amount of the Death Benefit as of that day. If we receive Due Proof of Death after 3:00 Central Standard Time, we will determine the amount of the Death Benefit as of the next Business Day.

No Surrender Charges or MVA will apply to the Death Benefit.

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NOTE: In the event of the death of the Contract Owner during or after the Initial Index Period, Index Interest will be calculated for the period from the Contract Anniversary until the day we receive Due Proof of Death. The Index Interest Rate Floor and Index Interest Rate Cap will be used in calculating the Index
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Interest. If a Contract Anniversary occurs after death and during the period we are waiting to receive Due Proof of Death, the proceeds will be remain in the Index Interest Accounts and credited with Index Interest (subject to applicable caps and floors) up to the date we receive Due Proof of Death.

Within 60 days after we receive Due Proof of Death, the Beneficiary must elect the payment method for the Death Benefit. Those options are described below. We will pay the Death Benefit in a manner that complies with the requirements of Section 72(s) or 401(a)(9) of the Internal Revenue Code, as applicable. If a payment option is not elected within 60 days following receipt of Due Proof of Death, the proceeds will be paid in a single lump sum payment.
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Death of Annuitant While the Owner is Living

If the Annuitant dies during the Accumulation Period while the Owner is living and no joint Annuitant has been named, the Owner will become the Annuitant, until and unless we receive notice. If there are joint Annuitants, when an Annuitant dies, the surviving joint Annuitant will become the sole Annuitant.

If the Owner is not a natural person and the last surviving Annuitant dies before the Payout Date, the Death Benefit will be payable to the Beneficiary.

Death Benefit Payment Options

The following rules apply to the payment of the Death Benefit under a Non-Qualified Contract:

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Spouses – If the sole Beneficiary is the surviving spouse of the deceased Owner, then he or she may choose to continue the Contract and become the new Owner. At the death of the surviving spouse, this provision may not be used again, even if that surviving spouse remarries. In that case, the rules for non-spouses will apply. A surviving spouse may also elect to receive the Death Benefit proceeds in a lump sum, apply the proceeds to an Income Payment Option, or receive the Death Benefit proceeds within five years of the date of the Owner’s death.

•
Non-Spouses – If the Beneficiary is not the surviving spouse of the deceased Owner, then this Contract cannot be continued. Instead, upon the death of any Owner, the Beneficiary must choose one of the following:

	•	Receive the Death Benefit in one lump sum following our receipt of Due Proof of Death;

•
Receive the Death Benefit (if the Beneficiary is a natural person) pursuant to one of the Income Payment Options. Payments under an Income Payment Option must begin within 1 year of the Owner’s death and must not extend beyond a period certain equal to the Beneficiary’s life expectancy; or

	•	Receive the Death Benefit within five years of the date of the Owner’s death.

Upon receipt of Due Proof of Death, the Beneficiary must instruct us how to treat the proceeds subject to the distribution rules discussed above. Other minimum distribution rules apply to Qualified Contracts.

Death of Owner or Annuitant After the Payout Date

If an Annuitant dies during the Payout Period, remaining income payments, if any, will be distributed as provided by the Income Payment Option in effect.

If an Owner dies after the start of income payout, any remaining income payments will be distributed at least as rapidly as provided by the Income Payment Option in effect.

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Abandoned Property Requirements

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown on our books and records, or to our state of domicile. The “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. To make such changes, please contact us by writing to us or calling us at our Administrative Office.

income payments – the Payout Period

Payout Date

When you purchase the Contract, we will set the Payout Date as the Contract Anniversary following the Annuitant’s 95th birthday. If there are Joint Annuitants, we will set the Payout Date based on the age of the oldest Joint Annuitant. For Contracts sold in the state of California, the Payout Date begins one month after the Contract Anniversary of the Initial Index Period. Please refer to the data page of your Contract for details.

You may change the Payout Date by sending a Written Request in Good Order to our Administrative Office provided: (i) the request is made while an Owner is living; (ii) the request is received at our Administrative Office at least 30 days before the anticipated Payout Date; and (iii) the requested Payout Date is at least two years after the Contract Issue Date. Any such change is subject to any maximum maturity age restrictions that may be imposed by law and cannot extend past the Annuitant’s 95th birthday or the original Payout Date.

Terms of Income Payments

We use fixed rates of interest to determine the amount of income payments payable under the Income Payment Options. Income payments will vary; however, depending on the number of Annuitants living on the Payout Date. Once income payments begin, you cannot change the terms or method of those payments. We do not apply a Surrender Charge or MVA to income payments.

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If there is one Annuitant living on the Payout Date, we will apply your Contract Value to provide for a Life Income Option with a 10-Year Guaranteed Period Certain, unless you have elected an Income Payment Option before the Payout Date or we are otherwise required under the Internal Revenue Code. If there are two Annuitants living on the Payout Date, we will apply your Contract Value to a Joint and Last Survivor Life Income Option with a 10-Year Guaranteed Period Certain unless you have elected an Income Payment Option before the Payout Date. We describe the Life Income Option and the Joint and Last Survivor Life Income Option under “income payment options” below.
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We will make the first income payment on the Payout Date. We may require proof of age and sex of the Annuitant/Joint Annuitants before making the first income payment. To receive income payments, the Annuitant/Joint Annuitant must be living on the Payout Date and on the date that each subsequent payment is due as required by the terms of the Income Payment Option. We may require proof from time to time that this condition has been met.

income payment options

Election of an Income Payment Option

You and/or the Beneficiary may elect to receive one of the Income Payment Options described under “Options” below. The Income Payment Option and distribution, however, must satisfy the applicable distribution requirements of Section 72(s) or 401(a)(9) of the Internal Revenue Code, as applicable.

The election of an Income Payment Option must be made by Written Request. The election is irrevocable after the payments commence. The Payee may not assign or transfer any future payments under any option.

The amount applied under each option must be at least $2,500, or the amount required to provide an initial monthly income payment of $20.

We will make income payments monthly, quarterly, semiannually, or annually. We will also furnish the amount of such payments on request. Payments that are less than $20 will only be made annually.

If you do not specify an Income Payment Option in your application, the default payment option will be Option 2 - Life Income Option with a 10-year guaranteed period. You may change this payment option any time before payments begin on the Payout Date.

Options

We offer the following Income Payment Options.

Option 1 – Installment Option. We will pay monthly income payments for a chosen number of years, not less than 10, nor more than 30. If the Annuitant dies before income payments have been made for the chosen number of years: (a) income payments will be continued for the remainder of the period to the Payee; or (b) the present value of the remaining income payments, computed at the interest rate used to create the Option 1 rates, will be paid to the Payee or to the Owner, if there is no surviving Payee. For purposes of the present value calculation guaranteed rates will be used.

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Option 2 – Life Income Option – Guaranteed Period Certain. We will pay monthly income payments for as long as the Annuitant lives. If the Annuitant dies before all the income payments have been made for the guaranteed period certain: (a) income payments will be continued for the remainder of the guaranteed period to the Payee; or (b) the present value of the remaining income payments, computed at the interest rate used to create the Option 2 rates, will be paid to the Payee or to the Owner, if there is no surviving Payee. For purposes of the present value calculation guaranteed rates will be used. The guaranteed periods are 0 (life income only), 5, 10, 15, or 20 years. If a guaranteed period of 0 years (life income only) has been selected and the Annuitant dies before the date the first income payment is made, it is possible that no income payments would be paid.

Option 3 – Joint and Last Survivor Life Income Option – with 10 Year Guaranteed Period Certain. We will pay monthly income payments for as long as either of the Annuitants lives. If at the death of the second surviving Annuitant, income payments have been made for less than 10 years: (a) income payments will be continued for the remainder of the guaranteed period certain to the Payee; or (b) the present value of the remaining income payments, computed at the interest rate used to create the Option 3 rates, will be paid to the Payee or to the Owner, if there is no surviving Payee. For purposes of the present value calculation guaranteed rates will be used.
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The options described above may not be offered in all states. Further, we may offer other Income Payment Options. More than one option may be elected. If your Contract is a Qualified Contract, not all options may satisfy required minimum distribution rules. Consult a tax advisor. Option 2 and Option 3 pay

Taxation of Qualified Contracts

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law. This contract is available as a Qualified Contract as follows.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Internal Revenue Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59½, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversation to Roth IRAs.

Roth IRAs, as described in Internal Revenue Code section 408A, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

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Section 457 Plans, while not actually a qualified plan as that term is normally used, permits individuals to deferred compensation with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.
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Other Tax Issues. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules.

Distributions from Qualified Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

State insurance regulators and the NAIC continually reexamine existing laws and regulations and may impose changes in the future.

We are subject to the NAIC‘s risk-based capital requirements which are intended to be used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized insurance companies for the purpose of initiating regulatory action. We also may be required, under solvency or guaranty laws of most states in which we do business, to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities for insolvent insurance companies.

Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation, securities regulation and federal taxation, can significantly affect the insurance business. In addition, legislation has been enacted which could result in the federal government assuming some role in the regulation of the insurance industry.

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The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) enacted in July 2010 made sweeping changes to the regulation of financial services entities, products and markets. The Dodd-Frank Act directed existing and newly-created government agencies and bodies to perform studies and promulgate a multitude of regulations implementing the law, a process that has substantially advanced but is not yet complete. While a number of studies and much of the rule-making process has already been completed, there continues to be uncertainty regarding the results of ongoing studies and the ultimate requirements of regulations that have not yet been adopted. Although the new presidential administration has indicated a desire to revise or reverse some of its provisions, the fate of these proposals is unclear, and we cannot predict with certainty how the Dodd-Frank Act will continue to affect the financial markets generally, or impact our business, ratings, results of operations, financial condition or liquidity.

Among other things, the Dodd-Frank Act imposes a comprehensive new regulatory regime on the over-the-counter (“OTC”) derivatives marketplace and grants new joint regulatory authority to the United States Securities and Exchange Commission (the “SEC”) and the U.S. Commodity Futures Trading Commission (“CFTC”) over OTC derivatives. While the SEC and CFTC continue to promulgate rules required by the Dodd-Frank Act, most rules have been finalized and, as a result, certain of the Company’s derivatives operations are subject to, among other things, new recordkeeping, reporting and documentation requirements and new clearing requirements for certain swap transactions (currently, certain interest rate swaps and index-based credit default swaps; cleared swaps require the posting of margin to a clearinghouse via a futures commission merchant and, in some case, to the futures commission merchant as well).

In the latter part of 2015, U.S. federal banking regulators and the CFTC adopted regulations that will require swap dealers, security-based swap dealers, major swap participants and major security-based swap participants (“Swap Entities”) to post margin to, and collect margin from, their OTC swap counterparties (the “Margin Rules”). Under the Margin Rules, the Company would be considered a “financial end-user” that, when facing a Swap Entity, is required to post and collect variation margin for its non-cleared swaps. In addition, depending on its derivatives exposure, the Company may be required to post and collect initial margin as well. The initial margin requirements of the Margin Rules will be phased-in over a period of five years based on the average aggregate notional amount of the Swap Entity’s (combined with all of its affiliates) and its counterparty’s (combined with all of its affiliates) swap positions. It is anticipated that the Company will not be subject to the initial margin requirements until September 1, 2020. The variation margin requirement took effect on September 1, 2016, for swaps where both the Swap Entity (and its affiliates) and its counterparty (and its affiliates) have an average daily aggregate notional amount of swaps for March, April and May of 2016 that exceeds $3 trillion. Otherwise, the variation margin requirement, to which we are subject, took effect on March 1, 2017.

Other regulatory requirements may indirectly impact us. For example, non-U.S. counterparties of the Company may also be subject to non-U.S. regulation of their derivatives transactions with the Company. In addition, counterparties regulated by the Prudential Regulators (which consist of the Office of the
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Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the FDIC, the Farm Credit Administration, and the Federal Housing Finance Agency) are subject to liquidity, leverage and capital requirements that impact their derivatives transactions with the Company. Collectively, these new requirements have increased the direct and indirect costs of our derivatives activities and may further increase them in the future.

The Dodd-Frank Act also established a Federal Insurance Office (“FIO”) under the U.S. Treasury Department. Although the Federal Insurance Office was not granted general supervisory authority over the insurance industry, it is authorized to, among other things, (1) monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance and (2) recommend changes to the state system of insurance regulation to the U.S. Congress. The FIO was required to issue several reports to Congress on the insurance industry, most notably, (i) a report on “how to modernize and improve the system of insurance regulation in the United States”, and (ii) a report on “the breadth and scope of the global reinsurance market and the critical role such market plays in supporting insurance in the United States.” The FIO issued its report on how to modernize and improve the system of insurance regulation in the United States in December 2013. The report details the strengths and weaknesses of the current insurance regulatory system and makes recommendations in the areas of insurance sector solvency and marketplace regulation. Although the report stops short of recommending direct federal regulation of insurance, it does recommend significantly greater federal involvement in a number of areas. In December 2014, the FIO published its report on the breadth and scope of the global reinsurance market. In this reinsurance report, the FIO indicates that reinsurance collateral continues to be at the forefront of its thinking with regard to potential direct federal involvement in insurance regulation. Specifically, the FIO’s report argues that federal officials are well-positioned to make determinations regarding whether a foreign jurisdiction has sufficiently effective regulation and, in doing so, consider other prudential issues pending in the U.S. and between the U.S. and affected foreign jurisdictions. The reinsurance report notes that work continues towards initiating negotiations for covered agreements with leading reinsurance jurisdictions that may have the effect of preempting inconsistent state laws. In 2017, the U.S. and E.U. entered into such a covered agreement. It remains to be seen whether the U.S. will negotiate covered agreements with other major U.S. trading partners. More generally, it remains to be seen whether either of the FIO’s reports will affect the manner in which insurance and reinsurance are regulated in the U.S. and, thereby, the Company’s business.

The Dodd-Frank Act also established the Financial Stability Oversight Council (the “FSOC”), which is charged with identifying risks to the financial stability of the U.S. financial markets, promoting market discipline, and responding to emerging threats to the stability of the U.S. financial markets. The FSOC is empowered to make recommendations to primary financial regulatory agencies regarding the application of new or heightened standards and safeguards for financial activities or practices, and certain participation in such activities, that threaten the stability of the U.S. financial markets. In addition, the FSOC is authorized to determine whether an insurance company is systematically significant and to recommend that it should be subject to enhanced prudential standards and to supervision by the Board of Governors of the Federal Reserve System. In April 2012, the FSOC approved its final rule for designating non-bank financial companies as systemically important financial institutions (“SIFI”). Under the final rule, the Company’s assets, liabilities and operations do not currently satisfy the financial thresholds that serve as the first step of the three-stage process to designate a non-bank financial company as a SIFI. While recent developments suggest that it is unlikely that FSOC will be designating additional non-bank financial companies as systematically significant, there can be no assurance of that unless and until FSOC’s authority to do so has been rescinded.

Separate from any SIFI designation, the Company could potentially be subject to the orderly liquidation authority of the Federal Deposit Insurance Corporation (“FDIC”), in accordance with Title II of the Dodd-Frank Act. Title II of the Dodd-Frank Act provides that the FDIC, under certain circumstances, may be appointed receiver of a “covered financial company,” which could include an insurance company, for purposes of liquidating such company. This would apply to insurance companies in a limited context, where the relevant state insurance regulator has failed to act within 60 days after a determination has been made to subject the insurance company to the FDIC’s orderly liquidation authority, and resolution by the FDIC would be in accordance with state insurance law. The uncertainty about regulatory requirements
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could influence the Company’s product line or other business decisions with respect to some product lines.

Additionally, Dodd-Frank created the Consumer Financial Protection Bureau (“CFPB”), an independent division of the Department of Treasury with jurisdiction over credit, savings, payment, and other consumer financial products and services, but excluding investment products already regulated by the SEC or the CFTC. The CFPB has supervisory authority over certain non-banks whose activities or products it determines pose risks to consumers, and issued a rule in 2016 amending regulations under the Home Mortgage Disclosure Act that requires the Company to, among other things, collect and disclose extensive data related to its lending practices. At this time, the rule relates to reporting data relative to Company loans made on multi-family apartments, seniors living housing, manufactured housing communities and any mixed-use properties which contain a residential component. It is unclear at this time how burdensome compliance with this or other rules promulgated under the Home Mortgage Disclosure Act will become.

CFPB continues to bring enforcement actions involving a growing number of issues, including actions brought jointly with state Attorneys General, which could directly or indirectly affect the Company. Additionally, the CFPB is exploring the possibility of helping Americans manage their retirement savings and is considering the extent of its authority in that area. The Company is unable at this time to predict the impact of these activities on the Company.

Although the full impact of the Dodd-Frank Act cannot be determined until all of the various studies mandated by the law are conducted and all implementing regulations are adopted, many of the legislation’s requirements could have profound and/or adverse consequences for the financial services industry, including for us. The Dodd-Frank Act could make it more expensive for us to conduct business, require us to make changes to our business model, or satisfy increased capital requirements. Additionally, there is substantial uncertainty as to whether aspects of the Dodd-Frank Act or regulatory bodies established thereunder will be impacted by regulatory or legislative changes made by the Trump administration or Congress.
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Regulation of Broker-Dealers and Sales of Insurance Products

The sales of our insurance products could also be adversely affected to the extent that some or all of the third-party firms that distribute our products face heightened regulatory scrutiny, increased regulation and potentially heightened litigation risks that cause them to de-emphasize sales of the types of products issued by us.

For example, the Dodd-Frank Act provides that the SEC may promulgate rules to provide that the standard of conduct for all broker-dealers, when providing personalized investment advice about securities to retail customers (and any other customers as the SEC may by rule provide), will be the same as the standard of conduct applicable to an investment adviser under the Investment Advisers Act of 1940. Although the full impact of such a provision can only be measured when the implementing regulations are adopted, the intent of this provision is to authorize the SEC to impose a heightened standard of care owed by broker-dealers to their customers, similar to the duties applicable to investment advisers under existing law. SEC Chairman Jay Clayton has publicly stated that SEC staff is working on a rule proposal addressing the standard of care owed by a broker-dealer to its customers. We cannot predict whether any such proposal will be adopted and, if so, what impact it could have on our business, consolidated results of operations and financial condition.

On April 6, 2016, the United States Department of Labor (“DOL”) issued a final rule that significantly
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expands the definition of "investment advice" and increases the circumstances under which insurance companies, broker-dealers, insurance agencies and other financial institutions that sell insurance products could be deemed a fiduciary when providing investment advice with respect to plans under the Employee Retirement Income Security Act of 1974 (“ERISA”) or IRAs. The DOL also introduced amendments to longstanding exemptions from the prohibited transaction provisions under ERISA that would increase fiduciary requirements in connection with transactions involving ERISA plans, plan participants and IRAs, and that would apply more onerous disclosure and contract requirements to such transactions. Certain parts of the new rule (often referred to as the “impartial conduct standards”) and the new prohibited transaction exemptions had become effective on June 9, 2017 while the potential effective date for compliance with the full conditions of the final rule and the prohibited transaction exemptions had been delayed until July 1, 2019.

[On March 15, 2018, the Fifth Circuit Court of Appeals issued a decision that if effective would vacate the DOL’s new rule, essentially nullifying or repealing the rule nationwide. However, it is not yet certain whether the DOL or some interested third party may appeal the Fifth Circuit Court of Appeals’ decision or file a petition for certiorari to the U.S. Supreme Court, and if so, whether any such appeal or petition would eventually be successful in overturning the Fifth Circuit Court of Appeals’ decision.]

If an appeal of the DOL rule or petition to the U.S. Supreme Court is filed and successful, and the final rule does become applicable, it may be necessary for us to change sales representative and/or broker compensation, limit the assistance or advice provided to owners of our annuities, or otherwise change the manner of design and sales support of the annuities at that time. These changes could have an adverse impact on the level and type of services provided and compliance with the rule could also increase our overall operational costs for providing some of the services currently provided. Further, these changes may lead to greater exposure to legal claims in certain circumstances, including an increased risk of DOL enforcement actions, and an increased risk of litigation, including class-actions.

There is also a possibility that the various states may develop rules raising the standard of care owed by insurance agents to their customers that may be in harmony or conflict with the DOL rules. For example, the NAIC annuity suitability working group exposed a proposal to add a “best interest” standard to the NAIC’s Suitability in Annuity Transactions Model Regulation. In addition, the NYDFS, the regulatory authority for the insurance industry in New York, published a proposal to add a “best interest” standard to Insurance Regulation 187, a regulation that imposes suitability requirements on annuity recommendations by producers and insurers in New York. While these proposals differ to some degree, they generally would require, among other things, that annuity purchase or exchange recommendations be both suitable and in the best interest of the customer. As a result, if these or similar changes were adopted by our state insurance regulator(s) and made applicable to us or the third-party firms that distribute our products, they could have an adverse impact on our business. Whether these or similar proposals will be adopted in their proposed form or at all is uncertain.
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